    ------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 1 FOR THE MONTH OF JULY, 2002




                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F  X    Form 40-F
                                    ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---



    ------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

      On July 8, 2002, Visible Genetics Inc. ("we" or the "Company") reported that we expect our 2002 second quarter revenues to be in the range of $4.5 million to $4.7 million. North American sales of the Company's HIV genotyping kit, launched in the U.S. late in the fourth quarter of 2001, led the sales increase with second quarter sales increasing by approximately 25% over the level of the first quarter of 2002. North American HIV genotyping kit sales increased approximately 77% over the same period in 2001. In addition, European HIV genotyping kit sales increased approximately 20% from the first quarter to the second quarter. (All amounts are in United States dollars.)

      We expect to report that second quarter 2002 worldwide revenues for gene kits and consumables were in the range of $4.2 million to $4.3 million, up approximately 19% from the levels of the first quarter of 2002. Diagnostic product revenues represented approximately 92% of total revenues in the second quarter versus 83% in the first quarter of 2002, and 74% in the second quarter of 2001. Non-diagnostic revenue consisted primarily of instrument sales, mainly in the Far East. Total revenues for the second quarter of 2002 are expected to increase approximately 7% from the revenues in the first quarter of 2002 and increase approximately 18% from the second quarter of 2001. For the six months ended June 30, 2002, the Company expects to report total revenues of $8.9 million to $9.1 million, an increase of approximately 20% from the comparable period in 2001.

      THIS FORM 6-K CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THESE FORWARD LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF THE COMPANY INCLUDE BUT ARE NOT LIMITED
TO: WHETHER WE SELL OUR COMPANY OR ENTER INTO ANOTHER STRATEGIC TRANSACTION; THE TIMING OF OUR FUTURE CAPITAL NEEDS AND/OR INABILITY TO RAISE ADDITIONAL CAPITAL WHEN NEEDED; UNCERTAINTY OF ACCEPTANCE OF GENOTYPING IN GENERAL, AND OF OUR PRODUCTS, IN PARTICULAR IN THE CLINICAL DIAGNOSTIC MARKET; DESIRE OF THE FDA TO TAKE ENFORCEMENT ACTION TO RESTRICT THE USE OF HOME BREW GENOTYPING TESTS TO PROVIDE DRUG RESISTANCE REPORTS AND TESTS TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS; REFUSAL OF INSURANCE COMPANIES AND OTHER THIRD PARTY PAYORS TO REIMBURSE PATIENTS OR PHYSICIANS FOR OUR PRODUCTS; PROBLEMS THAT WE MAY FACE IN OUR ABILITY TO SELL OUR HEPATITIS C GENOTYPING KIT TO THE CLINICAL RESEARCH MARKET; PROBLEMS THAT WE MAY FACE IN MANUFACTURING, MARKETING AND DISTRIBUTING OUR PRODUCTS; DELAYS WHICH MAY OCCUR IN MAKING OUR ATLANTA MANUFACTURING FACILITY FULLY OPERATIONAL; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY THE FDA FOR CHANGES MADE TO FDA-APPROVED PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM AND CERTAIN OTHER PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN FDA APPROVAL FOR CERTAIN OF OUR FUTURE PRODUCTS; PROBLEMS WE MAY FACE WITH FUTURE CLINICAL TRIALS; PROBLEMS IN ACQUIRING AND PROTECTING INTELLECTUAL PROPERTY IMPORTANT TO OUR BUSINESS THROUGH PATENTS, LICENSES AND OTHER ARRANGEMENTS; OUR ABILITY TO SUCCESSFULLY DEFEND CLAIMS THAT OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; PROBLEMS WITH IMPORTANT SUPPLIERS AND BUSINESS PARTNERS; DELAYS IN DEVELOPING OR THE FAILURE TO DEVELOP NEW PRODUCTS AND ENHANCED VERSIONS OF EXISTING PRODUCTS; AND OTHER ISSUES DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. VISIBLE GENETICS DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VISIBLE GENETICS INC.


Date: July 8, 2002                        By: /s/ Thomas J. Clarke
                                              --------------------
                                              Name: Thomas J. Clarke
                                              Title: Chief Financial Officer